EXHIBIT 3.2

AMENDMENT TO ARTICLES OF INCORPORATION

AMENDMENTS TO
ARTICLES OF INCORPORATION OF
SNB BANCSHARES, INC.

SNB Bancshares, Inc. hereby executes these Articles of Amendment to its Articles of Incorporation and delivers these Articles of Amendment to the Articles of Incorporation of SNB Bancshares, Inc. to the Secretary of State for filing and certification is provided in § 14-2-1006 of the Georgia Business Corporation Code.

1.             The name of the corporation is SNB Bancshares, Inc.

2.             The text of each amendment adopted is as follows:

(a)           Paragraph 3 of the Articles of Incorporation of SNB Bancshares, Inc. is deleted in its entirety and the following new paragraph 3 is substituted in lieu thereof:

“3.           The Corporation shall have the authority to issue 10,000,000 common shares with a par value of $1.00 per share.”

(b)           Paragraph 7 of the Articles of Incorporation of SNB Bancshares, Inc. is deleted in its entirety and the following new paragraph 7 is substituted in lieu thereof:

“7.           The Board of Directors of the corporation shall consist of not less than five nor more than 25 persons and shall be divided into three classes: Class I, Class II, and Class III which shall be as nearly equal in number as possible. The exact number of directors in each class shall be set by the Board of Directors or resolution of the shareholders adopted at the annual meeting of shareholders by the affirmative vote of a majority of the shares represented at the annual meeting. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall hold office until the annual meeting of shareholders in 1999, each initial director in Class II shall hold office until the annual meeting in 2000, and each initial director in Class III shall hold office until the annual meeting of shareholders in 2001. Directors in all classes shall be elected at the annual meeting of shareholders in 1998. At each annual shareholders meeting held thereafter, directors shall be chosen for a term of three years, as the case may be, to succeed those whose terms expire. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The maximum number of directors may be increased or decreased from time to time by amendment to this article; provided however, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. In the event of any increase or decrease in the authorized number of directors, each director then serving shall continue as a director of the class of which he is a member until the expiration of his current term, or his earlier resignation, removal from office for cause or death. Newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to maintain such classes as nearly equal as possible; provided however, that there shall be no additional directors elected by the Board until the next meeting of shareholders called for the purpose of electing directors. Each director shall serve until the expiration of his term and his successor is elected unless he should earlier resign, retire, be disqualified, die or be removed for cause as provided by law.”

3.             The foregoing amendments to the Articles of Incorporation of the Company required shareholder approval and were adopted on August 6, 1998 by the shareholders in accordance with the provisions of O.C.G.A. § 14-2-1003.

IN WITNESS WHEREOF, SNB Bancshares, Inc. has executed these Articles of Amendment to its Articles of Incorporation by and through its duly authorized officers.

SNB BANCSHARES, INC.
BY:	/s/ H. Averett Walker

H. AVERETT WALKER, President

ATTEST:	/s/ Shirley Jackson

SHIRLEY JACKSON, Secretary